UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 15, 2025	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On April 15, 2025, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) held the 7th meeting of its 11th Board of Directors (the “Board”), at which time the following matters were resolved with public announcements made in Taiwan regarding such resolutions:

(1)
Capital reduction in connection with the cancellation of treasury shares; and
(2)
2025 annual shareholders’ meeting (the “2025 AGM”) (additional item).

With respect to resolution (1), the Board resolved that due to the treasury shares from the 4th repurchase, the Company will cancel these 10,000,000 common shares, representing 1.38% of the share capital, through a capital reduction in the amount of NT$100,000,000. The capital reduction record date is May 28, 2025. The share capital of the Company after the capital reduction will be NT$7,172,401,260.

With respect to resolution (2), the Board resolved that the 2025 AGM will be convened on May 27, 2025 at Hsinchu Science Park Life Hub, Einstein Hall (2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan). The matters for convening the 2025 AGM are as follows:

(1)
Report Items:
i.
Company’s business report for the year ended December 31, 2024;
ii.
Audit Committee’s review report of the financial statements for the year ended December 31, 2024;
iii.
Report of the status of distributable compensation for employees and directors for the year ended December 31, 2024; and
iv.
Report of the repurchase of shares. (additional)
(2)
Matters for Ratification:
i.
Adoption of the financial statements for the year ended December 31, 2024; and
ii.
Adoption of the earnings distribution plan for the year ended December 31, 2024.
(3)
Matters for Discussion:
i.
Amendments to Company’s Articles of Incorporation;
ii.
Amendments to Rules of Procedure for Shareholders’ Meeting; and
iii.
Amendments to Rules for Election of Directors and Independent Directors.
(4)
Book closure starting date: March 29, 2025.
(5)
Book closure ending date: May 27, 2025.
(6)
Proposals for discussion at the 2025 AGM submitted from March 21, 2025 to March 31, 2025 and the place designated for accepting such proposal is the Company (address: No. 1, R&D Rd. 1, Hsinchu Science Park, Hsinchu City, Taiwan).